Exhibit 99.1

FOR IMMEDIATE RELEASE

FIBERTOWER SELECTS DRAGONWAVE SOLUTIONS TO DELIVER PACKET-BACKHAUL SERVICES FOR MAJOR WIRELESS CARRIERS

Leading Alternative Backhaul Provider Relying on DragonWave for High-Capacity Packet Microwave to Support Customers’ 3G, 4G and LTE Services

Ottawa, Canada, March 29, 2011 — Booming bandwidth demand for backhauling major wireless carriers 3G, 4G and Long-Term Evolution (LTE) services has turned FiberTower (NASDAQ: FTWR), one of the largest alternative backhaul providers in the United States, to DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) products for high-capacity packet microwave. DragonWave’s Horizon Compact is being deployed to support FiberTower’s microwave-based packet backhaul services.

FiberTower maintains an extensive footprint in 24 GHz and 39 GHz radio spectrum bands, carrier-class fiber and microwave networks in major markets nationwide to serve the needs of the major wireless carriers. With wireless carriers undertaking major 3G, 4G and LTE service initiatives, FiberTower sought a solution from DragonWave, a leading global supplier of high-capacity packet microwave systems for mobile and access networks, to build out a higher-capacity, converged packet backbone for backhauling customer services. DragonWave products are installed in FiberTower’s networks in Ohio and Texas.

“Our customers include nine US wireless carriers, and increasingly they are demanding pure packet backhaul to ensure optimal performance for their service offerings. DragonWave offers a family of solutions that is clearly head of the class—in terms of both scalability and flexibility—for pure packet backhaul,” said Dave Jones,  Senior Vice President of Network Services with FiberTower. “Furthermore, the DragonWave solution is engineered with valuable attributes that enable us to enter new markets quickly and cost-effectively. One of the things that impressed us during our trial of the Horizon Compact, for example, was its innovative, zero-footprint configuration.”

“As the percentage of data traffic continues to climb relative to voice, service providers are turning to solutions that converge all traffic onto a single, all-IP infrastructure,” said Daryl Schoolar, Principal Analyst, Mobile Access Infrastructure with Current Analysis. “The rollout of next-generation mobile broadband offerings increases the pressure on network operators to realize the rapid scalability and lower cost per bit that only packet technologies can convey.”

“FiberTower is an important reference customer for DragonWave,” said DragonWave President and CEO Peter Allen. “Its customers include many major wireless carriers who are rolling out demanding, next-generation offerings. Our Horizon Compact delivers the resilience and high performance, unparalleled scalability, simplified operations and improved total lifecycle costs that FiberTower requires to keep its customers satisfied.”

DragonWave’s Horizon line of packet microwave systems delivers the highest levels of spectral efficiency and reliability for carrier-grade delivery of advanced applications and services. An uncompromised product design delivers pure “packet” microwave performance with software scalable, ultra-low latency transport of up to 4 Gbps per link. Extremely easy to deploy and manage,

DragonWave products deliver carrier-grade (99.999%) interference-free performance in next-generation IP networks.

About FiberTower

FiberTower is a backhaul and access services provider focused primarily on the wireless carrier market. With its extensive spectrum footprint in 24 GHz and 39 GHz bands, carrier-class fiber and microwave networks in 13 major markets and master service agreements with nine U.S. wireless carriers, FiberTower is considered to be the leading alternative carrier for wireless backhaul. FiberTower also provides backhaul and access service to government and enterprise markets. For more information, please visit our website at www.fibertower.com.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	John Lawlor VP Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-895-7000	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024